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[STANTEC LOGO]                                                      NEWS RELEASE

FOR IMMEDIATE RELEASE

STANTEC TO EXPAND INTO NORTHEAST US REGION WITH ACQUISITION OF ROCHESTER NY FIRM SEAR-BROWN

EDMONTON AB (January 16, 2004) TSX:STN

Stantec has signed a letter of intent to acquire Rochester NY-based Sear-Brown, a professional services firm with approximately 500 employees and 13 offices in the US and Puerto Rico. The transaction-subject to satisfactory due diligence, regulatory approval, and Sear-Brown shareholder approval-represents the largest acquisition to date for Stantec and opens a new operating region in the Northeast US. The acquisition is expected to close at the end of March 2004.

"Sear-Brown's full service offering in engineering, architecture, and planning complements Stantec's existing services and will give our Company a strong presence in New York State as well as an emerging presence in Pennsylvania, and Ohio-key market areas in the US," says Tony Franceschini, Stantec President & CEO. "The addition of Sear-Brown is an important step in Stantec's path to become one of the top 10 global design firms by providing a solid foothold for further growth in the Northeast US region and in the biotechnology and pharmaceuticals sector."

Since its founding in 1955 in Rochester, Sear-Brown has grown into a premier design firm adding six New York State offices in Albany, Binghamton, Buffalo, Melville, Rouses Point, and Syracuse; two Colorado offices in Fort Collins and Denver; and offices in Hillsborough, North Carolina; Cleveland, Ohio; State College, Pennsylvania; and Guaynabo, Puerto Rico. Sear-Brown's 500 employees specialize in core markets that include Advanced Manufacturing, Biopharmaceuticals Facilities, Educational Facilities, Healthcare Facilities, Municipal Facilities, Retail/Commercial Development, Transportation, Land Development, and Water and Environment.

"Joining forces with Stantec represents the next chapter in Sear-Brown's incredible 50-year history," says Sue Hartman, Chairman of the Board of Sear-Brown. "We're very excited about the opportunities that this union provides for our clients and our employees, including access to new markets, technical skills, and technology."

In 2003, Sear-Brown's revenues were approximately US$50 million. Stantec currently has 18 offices in the US including two in New York State in Lancaster and Amherst.

For more information visit WWW.STANTEC.COM/SEARBROWN

STANTEC provides professional services in infrastructure and facilities. The Company's comprehensive services in planning, engineering, environmental sciences, architecture, interior design, landscape architecture, surveying, and project economics support clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 3,500 employees operating out of 40 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

STANTEC CONTACT         ACQUISITION CONTACT        INVESTOR CONTACT
Tony Franceschini       Susan Hartman              Don Wilson
President & CEO         Chairman of the Board      Vice President & CFO
Stantec                 Sear-Brown                 Stantec
Tel: 780-917-7077       Tel: 585-454-1740          Tel: 780-917-7269

                                                                     STANTEC.com